Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Filer: People’s United Financial, Inc.

Subject Company: Chittenden Corporation

Exchange Act File Number of

Subject Company: 001-13769

On June 27, 2007, People’s United Financial, Inc. (“People’s United”) and Chittenden Corporation (“Chittenden”) held a conference call to discuss the acquisition by People’s United of Chittenden. A copy of the slide presentation referred to throughout the following transcript was filed by People’s United with the Securities and Exchange Commission (the “SEC”) on June 27, 2007 as Exhibit 99.2 to People’s United’s Current Report on Form 8-K and is available at the SEC’s website at www.sec.gov. You can obtain copies of public filings referenced in the following transcript by requesting them in writing or by telephone from People’s United Financial, Inc., Corporate Communications, 850 Main Street, P.O. Box 1580, Bridgeport, CT 06604 or Chittenden Corporation, 2 Burlington Square, Burlington, Vermont 05402-0820, Attention: General Counsel.

A copy of the transcript of the call follows:

CORPORATE PARTICIPANTS

John Klein

People’s United Financial, Inc. - CEO

Bill Kosturko

People’s United Financial, Inc. - General Counsel

Paul Perrault

Chittenden Corporation - CEO

Philip Sherringham

People’s United Financial, Inc - CFO

PRESENTATION

Operator

Good day, ladies and gentlemen, and welcome to the “Building a Premier Regional Bank in the Northeast” Conference. My name is Danielle and I will be your coordinator for today, (OPERATOR INSTRUCTIONS). As a reminder, this conference is being recorded for replay purposes.

I would now like to turn the presentation over to Mr. John Klein, Chairman and Chief Executive Officer of People’s United Financial Inc. Please proceed.

John Klein - People’s United Financial, Inc - CEO

Good morning everyone. This is John Klein, CEO of People’s United Financial. On the phone with me this morning are Paul Perrault, the CEO of Chittenden Corporation, and Philip Sherringham, CFO of People’s United.

We are pleased to be here to discuss this exciting transaction with you this morning. Paul and I are going to spend a few minutes walking you through the key terms and rationale for the deal. Philip will then take you through the financial highlights. And at the end we will be happy to answer all of your questions to the extent that we can. We will certainly try to.

With that, before we get started I would like to ask Bill Kosturko, who is our General Counsel, to just take us through the forward-looking statement language that we need to share with you this morning.

Bill Kosturko - People’s United Financial, Inc. - General Counsel

This presentation contains statements that may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are intended to be covered by the Safe Harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. This statement is included for purposes of complying with these Safe Harbor provisions.

These forward-looking statements are based on current plans and expectations, which are subject to a number of risk factors and uncertainties that could cause future results to differ materially from historical performance or future expectations. These differences may be the result of various factors, including among others, 1., failure of the parties to satisfy the closing conditions in the merger agreement in a timely manner, or at all; 2., failure of the shareholders of Chittenden Corporation to approve the merger agreement; 3., failure to obtain governmental approvals for the merger or imposition of adverse regulatory conditions in connection with such approvals; 4., disruptions to the parties’ businesses as a result of the announcement and pendency of the merger; 5., costs or difficulties related to the integration of the businesses following the merger; 6., changes in general, national or regional economic conditions; 7., the risks that the cost savings and any other savings from the transaction may not be fully realized or may take longer than expected to realize; 8., changes in loan default and charge-off rates; 9., reduction in deposit levels necessitating increased borrowings to fund loans and investments; 10., changes in interest rates; 11., changes in levels of income and expense and noninterest income and expense related activities; and 12., competition and its effect on pricing, spending, third-party relationships and revenues.

For additional factors that may affect future results, please see People’s United and Chittenden Corporation’s filings with the SEC, including People’s United’s and Chittenden Corporation’s annual report on Form 10-K for the year ended December 31, 2006.

People’s United and Chittenden Corporation undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or other changes.

In connection with the proposed merger, People’s will file with the SEC a registration statement on Form S-4 that will include a proxy statement of Chittenden that also constitutes a prospectus of People’s. Chittenden will mail the proxy statement-prospectus to its shareholders. Investors and security holders are urged to read the proxy statement-prospectus regarding the proposed merger when it becomes available, because it will contain important information.

You may obtain a free copy of the proxy statement-prospectus when available and other related documents filed by People’s United and Chittenden with the SEC on the SEC’s website at www.sec.gov.

The proxy statement-prospectus when it is available and all other documents may also be obtained for free by accessing People’s United’s website at www.peoples.com under the tab, Investor Relations, and then under the heading, Financial Information, or by accessing Chittenden’s website at www.chittendencorp.com under the tab, Investor Resources SEC Filings.

People’s United, Chittenden and their respective directors, executive offices and certain other members of management, employees may be soliciting proxies from Chittenden’s stockholders in favor of the merger. Information regarding the persons who may under the rules of the SEC be considered participants in the solicitation of the Chittenden’s shareholders in connection with the proposed merger will be set forth in the proxy statement-prospectus when it is filed with the SEC.

You can find information about the executive officers and Directors of People’s United in the final prospectus for its conversion filed with the SEC on March 21, 2007. You can find information about Chittenden’s executive officers and Directors in the definitive proxy statement filed with the SEC on March 9, 2007. You can obtain free copies of these documents from People’s or Chittenden using the contact information above.

John Klein - People’s United Financial, Inc. - CEO

That was certainly a mouthful, and Bill did that all in one breath. Thanks, Bill. Let’s now turn back to the presentation, and if I could just ask you to turn to slide 4. This transaction is both strategically and financially compelling. Strategically it is the next step in building pound for pound the premier regional bank in the country.

Chittenden and People’s share many of the same characteristics. Chittenden is a high performing bank, with a clean balance sheet and outstanding performance track record. Like us, they don’t make leveraged bets with their balance sheet. They fund their loans with core deposits and equity, not wholesale leverage.

Chittenden focuses on the basics of banking, seeking to offer a superior customer experience through a relationship-based approach. The pro forma company will be a $22 billion asset bank in many of the major markets across New England. Financially, the deal has an IRR above our cost of capital and is significantly accretive to EPS. Following completion of this deal we will still have considerable excess equity and the ability to continue to invest in our franchise.

The next slide please. On our recent investor roadshow during the second step conversion, we made promises to you about the type of acquisitions we would pursue. We laid out the criteria that we would use to screen potential acquisitions. This deal satisfies all of those criteria.

Chittenden is in contiguous or near contiguous markets. It has a bank-like balance sheet and business model, and the IRR exceeds our cost of capital, with the deal being accretive to EPS in year one. We said we would be disciplined, and we believe that we have kept that promise.

Next slide. This slide describes the key terms of the deal. The purchase price is approximately $37 a share. The aggregate deal value is $1.9 billion. We are paying with approximately 55% cash and 45% stock. We will issue a fixed number of shares, 44 million, and pay $1.01 billion in cash, plus the value of Chittenden’s existing options.

For Chittenden’s shareholders electing to receive stock, the exchange will be tax-free. At closing the consideration will be allocated based upon an equalization pricing formula, so that shareholders electing stock will receive the same per share value as those electing cash. That value will of course fluctuate with our stock price. More details on how the exchange ratio works can be found in the appendix of this presentation.

Closing is subject to customary regulatory approvals, and Chittenden shareholder approval. Two independent board members of Chittenden, to be mutually agreed-upon, will join the People’s United Board of Directors. In addition, Paul Perrault will be joining the People’s United executive management team and will be reporting to me. We have completed what we believe was a very comprehensive due diligence, and expect this transaction to close in the first quarter of 2008.

Next slide please. In terms of pricing, the multiples we are paying are pretty much in line with comparable deals. We are paying 18.2 times next 12 months EPS compared to 18.6 times for precedent deals—2.2 times book, 4.3 times tangible book, and a 26% core deposit premium, which is slightly below precedents.

While the multiples are comparable to recent deals, we believe we are buying a superior performing company. Chittenden has higher profitability than most of the selling banks in recent deals. Its ROA at 1.26% is 18 basis points higher than the average ROA for comparable sellers. I would also note that the multiples shown here are pro forma for both of Chittenden’s recent acquisitions, the Merrill Merchants deal, which closed on May 31, and the pending acquisition of Community Bank & Trust, announced on June 4.

At this point I would like to turn it over to Paul, who will spend a minute describing the great bank that he has, and his team, and how they have built this wonderful franchise that is becoming part of People’s United.

Paul Perrault - Chittenden Corporation - CEO

Let me first to say how excited I am for our employees, our customers, and certainly our shareholders that we’re joining the People’s United team. This transaction represents a unique and compelling opportunity for Chittenden. As John said, there are many similarities in the way that the two banks approach the business. And I think we have identified some very exciting growth opportunities. And also given the limited overlap and structure of the deal, the combination will allow Chittenden to preserve much of what we have built over the years.

We will continue to operate in large measure the way that we have always operated, but with the benefits of being part of a larger and well-run organization. From a customer standpoint there will be no disruption, which is very important. Customers will deal with the same people in the same locations where they do business today.

For a quick overview of who we are, we are headquartered in Burlington, Vermont, and we operate 141 branches in five New England states through six bank subsidiaries. Pro forma for the two recent acquisitions John mentioned we will have almost $8 billion in assets and about $6 billion in deposits. Our three primary lines of business are commercial banking, community banking, and wealth management. Of note, 70% of our loan portfolio are to commercial customers.

Over the years we have consistently taken a conservative approach to the lending business, and as a result, we have experienced very strong credit quality with charge-offs averaging just 14 basis points over the last five years.

Before I turn the presentation back over to John, I would just like to reiterate how personally excited I am about this deal and the opportunities that lie ahead for us.

John Klein - People’s United Financial, Inc. - CEO

One of the principal reasons for doing the second step conversion, as so many of you know, was to unlock the value in the mutual holding company to build the premier regional bank in the Northeast. This transaction diversifies our franchise and puts us in a number of attractive new markets. With over 300 branches, the pro forma franchise will have 62% of its deposits in Connecticut, and 38% throughout the rest of New England.

In Vermont Chittenden is the number one bank, with a leading 29% deposit market share. Their branches are concentrated in key communities throughout New England from the coast of Maine and New Hampshire, including Portland, and Portsmouth, to the I-91 corridor in Western Massachusetts and Vermont. There are also 20 branches which fall into the Boston MSA.

Along with our existing franchise in Connecticut, including our number one position in Fairfield County, and recently opened branch in Westchester, these new locations create a unique footprint with tremendous scarcity value.

Next slide please. Chittenden’s markets are higher growth than our markets, with projected population growth of 3.5% versus 2.6% for People’s United Bank. They have selectively built their franchise focusing on key economic centers, such as Burlington, Vermont, Portland, Maine, Portsmouth, New Hampshire, Worcester, Massachusetts and Springfield, Massachusetts, where there are growing populations and vibrant business communities.

A simple example. Worcester is the third-largest city in New England, with a population of over 777,000 people. Within a 50 mile radius of Worcester there are 6 million people. The median age is 36. The economy is driven by biotechnology industry and higher education. There are over 25,000 businesses and 16 colleges in Worcester County. Chittenden’s other markets share similar characteristics. They represent the key regional centers of New England. We believe on a combined basis we will be able to compete very effectively in these markets.

It is worth pointing out that we will be going up against many of the same competitors in Chittenden’s markets whom we have been competing against successfully in Connecticut for years, including B of A, RBS Citizens to name a couple.

The next slide. One of the things that struck both Paul and me when we started discussing this combination were the remarkable number of similarities in our approach to the business. Our institutions look a lot like one another in several fundamental ways. First, we both believe—both rely on high-quality core deposits to fund our assets. Non-time deposits and equity funds approximately 80% of both our balance sheets.

While many of our competitors have grown deposits by being the highest rate payers in their markets, both Chittenden and People’s United Bank have been consistently disciplined on pricing. We believe that relationship over price is the key value proposition, and it has paid off.

Our customers, both commercial and retail, are exceedingly loyal. They continue to bank with us for the superior customer experience and convenience, not the lowest price. Second, Chittenden, like us, has almost no wholesale borrowings. Their loan portfolio is funded entirely by deposits. Finally, both banks maintained very high underwriting standards. Neither company has any subprime or Alt-A exposure.

The next slide. We have taken a number of steps to minimize the execution risk of this transaction. After considerable due diligence, we have elected to keep Chittenden’s multibank operating structure in place. We recognize that this structure has been an important factor in Chittenden’s success, providing a competitive advantage over larger banks. We believe that this is the right model to serve our customers in these uniquely New England markets. Preserving the local bank experience in the cities and towns where we will operate will ensure a smooth transition for customers and employees.

We believe our cost-saving assumptions are conservative and achievable. Our base case assumes approximately $38 million in potential cost savings, or about 18% of Chittenden’s expenses. This is in line with comparable transactions. While we have also identified revenue enhancement opportunities, we have not included any revenue enhancements in our pro forma analysis.

Just to give you one example. We believe there are areas on the retail side where we can capitalize on People’s United Bank’s broader product set and expertise to enhance Chittenden’s current offerings. Once again, we have not included any such revenue opportunities in our analysis.

Finally, this deal brings together two very experienced management teams. And we are very much looking forward to welcoming Chittenden to the People’s United family. At this point I would like to turn the presentation over to our CFO, Philip Sherringham, who is going to walk you through some of the financial highlights of this transaction.

Philip Sherringham - People’s United Financial, Inc. - CFO

Good morning. We’re now on slide 13 by the way. As John said at the beginning, we believe this transaction is not only strategically compelling, but also financially compelling. The similarity in the ways that we operate and manage our balance sheets has translated into superior profitability for both banks, and frankly bodes well for the future profitability of the combined entity.

Chittenden in the first quarter had an interest margin of 4.06%, and our margin for the first quarter was 3.94%. For the conversion proceeds it is of course well in excess of 4% today. These numbers compare to our peers at 3.44%.

Similarly, on return on assets both People’s United and Chittenden are about 15 basis points above peers. Chittenden in the first quarter was at 1.26%. People’s United was at 1.27%. And the median of the peer group was 1.11%. The charts on the bottom of the page highlight the unique balance sheet structure of the two banks. Almost no wholesale borrowings, and loans funded entirely by deposits.

The next slide please. Now I would like to spend a minute on funding. This slide illustrates the bottom line impact of the low-cost funding sources at each bank. At Chittenden deposits make up 94% of total funding. This includes noninterest-bearing deposits of 16%, and interest-bearing deposits of 78%. At People’s United deposits make up 99% of our funding, including noninterest-bearing deposits of 23%. In contrast among the peer group deposits make up just 73% of total funding, with the remainder in wholesale borrowings.

Our balance sheet strategy and relationship-based pricing create a considerable funding cost advantage for both Chittenden and People’s United. Chittenden’s overall cost of funds at 2.60% is 72 basis points below peers. People’s United cost of funds is 94 basis points below peers. This statistic underscores the point that John made earlier about our operating philosophies. Both Chittenden and People’s United maintain sticky deposit bases, not by paying the highest rate, but by being the local bank of choice in the markets where we operate.

The next slide please. You can see here the key financial assumptions for the pro forma analysis. The consideration is 55% cash and 45% stock. We have used IBES mean earnings per share estimates for projected net income. As John mentioned, cost savings of $38 million, or 18% of Chittenden’s expenses pro forma for Merrill Bankshares and Community Bank & Trust. I would note that $38 million of cost savings is actually 16% of Chittenden’s expense base if you were to conform the accounting for the two companies.

For the purposes of my internal rate of return calculation, we assumed the cost savings are phased in 50% in 2008 and 100% thereafter. There is also a $38 million after-tax restructuring charge. To determine the normalized EPS impact we have excluded the expense portion of the restructuring charge. We have assumed a pre-tax cost of cash of 5.25%, and core deposit intangibles at 2.75% of deposits amortized over 10 years on an accelerated basis.

A final note here, the pro forma information we are about to go through shows Chittenden pro forma for both the Merrill Bankshares acquisition in Bangor, Maine, which closed on May 31, and the pending acquisition of Wolfeboro, New Hampshire-based Community Bank & Trust announced on June 4.

The next slide please. Given our financing mix the deal is significantly accretive to earnings per share. We have shown the pro forma earnings per share impact based on 2007 estimated EPS. For illustrative purposes note that the cost savings are 100% phased in. On that basis the acquisition is almost 16% accretive, adding $0.11 per current IBES estimated EPS—our current IBES estimated EPS of $0.70 a share. And by the way, that is almost $0.17 on a cash basis, given the amortization of the core deposit intangible.

The next slide please. Importantly, at the internal rate of return, at the purchase price of approximately $37 a share exceeds our cost of capital, which I will remind you we pegged at between 10 and 11%. We calculate the IRR at 13%, assuming a target tangible common equity ratio of 6% and a terminal multiple of 14.5 times forward earnings. We believe all these assumptions are reasonable and achievable. And with that I turn the presentation back over to John.

John Klein - People’s United Financial, Inc. - CEO

I would like to conclude by reiterating that this deal conforms to all the strategic and financial objectives we set forth during the second step conversion process. It is exactly the type of deal that we said we’re going to try to do. Chittenden diversifies our franchise outside of Connecticut, while preserving the strategic value of our unique footprint.

In terms of performance, Chittenden has driven superior profitability through its relationship-based approach to commercial banking. Its balance sheet is clean, with low-cost core deposit funding and minimal wholesale leverage. From a financial perspective, as Philip outlined, the transaction metrics meet all of our criteria. The deal has an IRR well above our cost of capital, and is significantly accretive.

Lastly, I want to emphasize, as I did on our second step conversion roadshow, that we will be disciplined in the way in which we execute and integrate. As you all know, we will continue to have excess capital and strategic flexibility at the completion of this transaction. I want to stress, however, that we understand how important it is to successfully integrate this deal, and that will be our focus, along with continuing to drive growth and profitability across our banking franchise.

The track records of management at both Chittenden and People’s United Bank suggest we believe strongly that we have the right team in place to do the considerable work ahead. I am very confident that we will get the job done just as we have in the past. And we couldn’t be more pleased than to be able to be announcing to you this morning the combination of these two great institutions, and with the outstanding leadership that we have in Chittenden coming across as being part of the People’s United leadership team.

With that, I would like to thank you for listening, and we would now be happy to answer your questions.

QUESTIONS AND ANSWERS

Operator

(OPERATOR INSTRUCTIONS). First Caller.

First Caller:

John, I wondered if you could give us a sense whether you could potentially get approval to repurchase the number of shares that you’re going to issue in the transaction for the Chittenden shareholders prior to your one year conversion anniversary?

John Klein - People’s United Financial, Inc. - CEO

Let me say that the ability to repurchase shares is something that is very much a focus of ours. As you know, the folks on this call are sophisticated investors, and you know that we can’t engage in the stock buyback while this deal is pending, under SEC rules. But I want to certainly assure you and everyone else on the call and all of our investors that at the earliest possible time we will be working with our regulators to effectuate a stock buyback.

Nothing is more important to us than to manage our capital in a shareholder friendly fashion. So I want to make very clear that that is our position and that that is one that we will look to effectuate with our regulators at the earliest possible time that we can cause that to happen.

First Caller:

Secondly, John, I wondered does Stop & Shop have a relationship with any other banks in New Hampshire or Vermont? Is that something you might look into pursuing if possible?

John Klein - People’s United Financial, Inc. - CEO

Quite frankly, we don’t know what the answer to that question is. It is something that we have not explored at this time. But it is certainly something that as we move forward, we certainly will be examining as we look in new markets where we’re entering. We will be looking at opportunities such as the Stop & Shop relationship that we have here in Connecticut. Although again I would emphasize this is a fairly unique relationship in Connecticut because of Stop & Shop’s clearly dominant market position in Connecticut.

First Caller:

The last question I had is, when do you think post-Chittenden you might be ready to do additional transactions? And do you feel like now as one of the largest banks in New England you really need to be a player in Boston and Providence?

John Klein - People’s United Financial, Inc. - CEO

As we have indicated, we are still going to have the flexibility to be able to do other transactions. And we are—we have been very clear with regard to our stated mission to build the premier regional bank in the Northeast. And the Northeast includes New England, obviously, it also includes the tri-state area. But right now our focus, as I indicated in my remarks, is going to be very much on doing this transaction ensuring that we fully and effectively integrate our two great banks. That is going to be our focus, while each of us of course continue to keep our eye on the ball with respect to our current businesses in our current markets.

Operator

Second Caller.

Second Caller:

Congratulations, John and Paul and Philip. It seems like it will be a good match for each other. Just on the question on the cost save side, obviously since there is no overlap there won’t be large cost saves. Are the cost saves predicated mostly on corporate redundancies, or is there any big initiative you see there to get the cost saves?

John Klein - People’s United Financial, Inc. - CEO

Let me take that, start out with that. Clearly as you have observed, because it is not a territory acquisition, you’re not going to see the same level of change that would occur if we were in overlapping markets. Having said that, there are of course obvious areas where there will be redundancy and where there will be—where one would normally look and expect to see opportunities to find those cost-saving dollars. We have not—we do not have a specific delineation of what they are, but we have spent a fair amount of time looking at this. And I think—let me say Philip I know is confident in our percentage. Philip, do you want to add to that?

Philip Sherringham - People’s United Financial, Inc. - CFO

Yes. I made the earlier comment about conforming the accounting methodologies of the two companies. What I meant by that is that Chittenden historically has netted certain expense against their revenues, while the we gross those expenses. We report it separately on the expense side and the revenue side. So if we are to do this our targeted expense saving in dollar terms, the $38 million, as that being only 16% of the overall Chittenden Corp expense level, which I think is frankly very modest, and we certainly are very comfortable in our ability to achieve that based on the analysis that we view on the operation that we have done so far.

John Klein - People’s United Financial, Inc. - CEO

And, of course, as we go through this process we’re also going to be looking at normal attrition and other vehicles as a tool to minimize the impact on individual employees within the redundant areas. So that is something which we’re proceeding with great—we will be proceeding with great care on. But we think that the numbers are certainly achievable, and we will see.

Second Caller:

Separate from Paul staying on, are there any other people at Chittenden that you feel would definitely have a place serving the new corporate structure, or is that something that you’re going to be evaluating from time to time?

John Klein - People’s United Financial, Inc. - CEO

We’re going to be extending offers to—and contracts to all of the bank Presidents. We very much look to them as remaining absolutely key and integral in driving the performance of their banks, because again, this structure will be maintained. These banks will be separate, independent banks, just as they are today. And they will be led by their—by the Presidents of those banks, just as they are today.

So it is important and significant to us that they remain on. And the early indications that I have had in my conversations with them is that generally I think that they very much are very desirous in staying on and excited about the opportunity that it represents for us to be able to bring together our combined resources and capabilities to enhance their ability to better serve their particular markets.

Second Caller:

Just finally in terms of as you continue to look at deploying the capital do you feel that you need to have this deal completely finished before you could potentially look at another acquisition, or do you feel that if something else came along, you would be able to evaluate that while this is pending?

John Klein - People’s United Financial, Inc. - CEO

Again, that is something where we’re going to be very judicious, and we’re going to err on the side of ensuring that we get this deal done well and integrated well. Having said that, we do have the ability to multitask, and sometimes these deals are a function of opportunities that arise when you don’t necessarily expect them or when they are not necessarily the most convenient. But we would not look to do a second deal that would interfere in any material way with our ability to get this deal done well and on a timely basis.

Operator

Third Caller.

Third Caller:

First Caller asked my questions for me. Thank you.

Operator

Fourth Caller.

Fourth Caller:

Congratulations on a great transaction. I think this is very good certainly for both parties. John, maybe if you could—obviously the integration of this transaction as you mentioned is going to be critical here. Could you walk through some of the specifics on how the integration is going to work, and maybe just phases on how you see that rolling out?

Then I know you had mentioned that you do have contracts for the bank Presidents, but just curious too about retention packages for some of the lenders, or is there any other incentive to keep some of the Chittenden folks around?

John Klein - People’s United Financial, Inc. - CEO

Yes. Generally let me say that we have been actively engaged in conversations with Paul—and, Paul, I would certainly invite you to jump in here—with respect to ensuring that we are in touch with all key players, and that appropriate discussions and/or other tools are being employed in order to ensure that they know that they are important to us, and that we are taking appropriate steps to help them be enthusiastic about staying on board.

Let me say that one of the best things that we could’ve done in that respect is to do what we’re doing, is to preserve this existing structure. Because from their perspective not a lot changes. In fact, they are operating within their individual banks in the same way that they are operating currently, with the same local empowerment and authority. And at the same time being able to tap into the combined resources of what will be a larger, more competitive operating platform and technology platform. So those we think are important on the retention front.

On the integration front therefore we see the banks being largely unaffected as we work through the integration. We do expect that — as you know, we are in the process of converting our deposit system to a state-of-the-art open architecture deposit system called FlexCube, and that will be completed in the first quarter of next year. And we would then be looking at a process for the integration of our back offices in the second and third quarters of 2008. That is generally the timeframe that you might expect.

Operator

Fifth Caller.

Fifth Caller:

In terms of Chittenden’s branches, how much difference is there between a People’s Bank branch and a Chittenden branch? How long do you think it will take for those to be updated, for the signage to change?

John Klein - People’s United Financial, Inc. - CEO

The signage will not change. These banks will remain independently branded as they are today. So that they are becoming part of the People’s United Financial Bank— People’s United Financial Company but they will continue as uniquely New England local banks. Because as we went through our discussions with Paul around how this deal might come together, one of the things that was very, very clear to us is that Chittenden has been one of the most successful and best performing banks in its space in the country. And we very much admired their performance and how they get it done.

And how they get it done is through this multibank approach that we view as being an operating model that is uniquely New England, and that reflects the New England character. If you think of New England in terms of town meetings are the norm of government, and where traditions are time-honored, it is a model that is—that we believe clearly does work. And we’re going to bring the additional resources to bear that will enhance their already strong competitive positions in those markets.

Now having said that, that in no way precludes, and in fact as we have expanded into Westchester we opened our first branch in Scarsdale a week ago and is branded People’s United Bank. As we look at expanding outside of New England, we would certainly be branding ourselves as—likely as People’s United Bank. But in these markets we believe that this branding and this structure is one that has worked extremely well. And we feel that would be quite frankly counterproductive, and not at all value enhancing, by dismantling a structure that at this time is working very well.

Operator

Sixth Caller.

Sixth Caller:

I was wondering if you could just clarify on the core deposits, just as we think about the cash earnings, is that 2.75% of total deposits or core deposits ex jumbo CDs? I want to clarify it’s total.

Philip Sherringham - People’s United Financial, Inc. - CFO

It is 2.75% of total deposits, (multiple speakers)

Sixth Caller:

$152 million, sum of the years digits. So it is about $0.08 in the first year cash add back?

Philip Sherringham - People’s United Financial, Inc. - CFO

Yes, It is defined as a $6.2 billion deposit base. Essentially most of the deposits of it anyway.

Sixth Caller:

Then I was wondering if we could just talk about the ‘08 numbers here. There’s a little bit of a difference between some of the First Call numbers and IBES numbers. The First Call number for Chittenden is to 210 on the 52 million shares, would imply about $110 million of net income for Chittenden in 2008 with the deal. Is that in the ballpark?

Philip Sherringham - People’s United Financial, Inc. - CFO

We don’t give out guidance on numbers for ‘08 at this point for either bank.

Sixth Caller:

I guess the stock is coming in here pretty good. Any type of help you could provide I think would be appreciated. I think that looking at the numbers that we’re coming up with of around $0.90, or about 17% accretion for ‘08, would you comment on that?

Philip Sherringham - People’s United Financial, Inc. - CFO

We have basically. That is about right,

Sixth Caller:

So it is in line with ‘07 then?

Philip Sherringham - People’s United Financial, Inc. - CFO

Yes. (inaudible) accretive, right.

Sixth Caller:

Then kind of a bigger picture question. Can you talk about the thought process of the tri-state market versus the Northern New England market in the longer-term valuations of People’s? I know there’s a trade-off here on the quality aspect of Chittenden and what they bring to the table, with a superior franchise, a superior profitability. But how do you think it plays out over time in terms of the multiple that is applied to People’s pro forma as you do move into some markets that are maybe not quite as desirable as some of the tri-state markets?

John Klein - People’s United Financial, Inc - CEO

1 think first of all I would say that, in fact, the markets that we’re moving into through this acquisition are what we believe to be very attractive markets. And we think we tried to reflect that in one of the slides that you saw.

1 think it is very easy to paint—try to paint any market with a broad brush. But if you look at what Paul and his team have done so very skillfully, has been to invest and to grow in the markets within New England where the wealth, vitality, money, and opportunity is. And so we do not view this as in any way diminishing the value of the broader People’s United franchise.

As I think you also know, Chittenden has consistently traded about 0.5 point above its peer group, and it has done so for a reason. It is competing exceedingly well. And quite frankly sometimes it is nice not to be in a market that everybody wants to be in. And their results speak for themselves. And we are just thrilled that we are able to put our two companies together because of the solid financial footing that puts us on, together with the opportunities that we have for both companies.

Now with respect to our expansion into the tri-state area, this is consistent with what we said all along, that we would be expanding into contiguous or near contiguous markets. New England is definitely contiguous and near contiguous to us. And we looked at opportunities in the Northeast broadly. And as we’re going through our second step people looked at us and they said, are you going—how many banks are there out there who will fit your criteria? This is one that certainly does.

It is a function of a lot of things. We just are very pleased to be able to announce this as our first acquisition with the proceeds from our second step conversion. And we intend to continue to look at other strategic acquisitions while we continue to grow organically as a combined bank. But the bottom line answer is that we think that the scarcity value of that will attach to—our unique Northeastern franchise that we’re building will translate into the kind of multiples that you would like to see.

Sixth Caller:

Then just a second question. If going forward you were to look at other institutions in the New England, kind of Northern New England type markets, would they also be put into the multibank holding company type of structure or under the People’s label? I guess it impacts the thinking about cost saves going forward in terms of how future acquisitions will fit into the northern part of your franchise?

John Klein - People’s United Financial, Inc. - CEO

I think that whatever we do in other markets will be a market specific consideration. But certainly to the extent that the New England model is something that has made sense, it may well continue to make sense with respect to other acquisitions that we might make.

Now at the same time we may look to—particularly as it might relate to markets that are more directly contiguous to us, where we could expand into those markets, and obviously expand as People’s United—branded as People’s United Bank. But it will be situation specific.

Let me also point out that if you take a look at Chittenden’s efficiency ratio, their efficiency ratio has not suffered materially at all by their being in the multibank holding company structure. And Paul, do you want to comment on that?

Paul Perrault - Chittenden Corporation - CEO

Yes. I think we have been able to figure out, as John pointed out, how to make the cost structure be at least comparable, and we believe that the revenue structure more favorable than a traditional setup.

I would also add to the market specific comments that John made before that I think our recent two transactions I think are very reflective of that—Bangor, Maine, Merrill Merchants is a net new market which is very attractive, we believe, And on the other hand, our Community Bank deal will be folded into our Ocean Bank in New Hampshire, and have the thing tidy, if you will. And I appreciate John’s full understanding of how and why we do that.

Operator

Seventh Caller.

Seventh Caller:

Can you guys make—I’m not quite clear on this about the ability for you guys to repurchase shares following the deal. Do you need approval from the OTS? And can you discuss whether you seek to get that approval, and what the process is? And whether you intend to actually buy stock that you issue in the deal after the deal closes?

John Klein - People’s United Financial, Inc. - CEO

Broadly we will—if we look to buy—if we’re going to buy stock before a year from the date of the closing, we do need to have OTS approval. And we are going to be proceeding forward with regulators to in fact obtain requisite approvals at the earliest practicable time. But we cannot—as a matter of SEC rules, we cannot do this while this deal is pending.

Seventh Caller:

After the closing of the deal it is your intention to request the OTS approval to buy shares?

John Klein -People’s United Financial, Inc. - CEO

It absolutely is.

Operator

(OPERATOR INSTRUCTIONS). Fourth Caller.

Fourth Caller:

Guys just a follow-up. I think this is on a lot of folks’ minds, and I’m going to ask it. Then somewhat of a follow-up to Sixth Caller’s question. What do you think the market is missing? The stock is down today on this deal. It has been weak in the last few weeks to months. What is it that the market is missing that they shouldn’t be?

John Klein - People’s United Financial, Inc. - CEO

That is something that we have always said that the market is going to do what it does. We are a little perplexed, because we believe that we have been managing the bank post-conversion in the same way that we were before. And that we certainly have not done anything which is inconsistent with what we have shared with the market or on our roadshow.

Clearly the sector has been off and that is certainly part of it. Speculate? My speculation is that perhaps there was some concern that we were not committed to maybe doing a stock buyback. And it is just absolutely critical to us that people understand that we’re absolutely supportive of taking all appropriate actions to support shareholders and shareholder value.

I can’t be any clearer than that. And that the earliest practicable time we’re going to be applying with the OTS for a permit — for a waiver from that one year restriction on doing stock buybacks.

The other thing is that I think that, notwithstanding everything that we might have said to the market, some might have been apprehensive that we wouldn’t in fact do what we said we were going to do. We hope — and that we would end up doing a deal that didn’t meet the specific criteria that we had laid out on the roadshow. We believe that we have clearly answered that with an acquisition of a superior banking franchise that is well-regarded as it should be and has been a high performing bank.

Beyond that, we have — all we can do is—I would throw it back to you. We just observe what is going on. We know that the fundamentals that we have in place, the balance sheet that we have in place, this deal that we believe that we are taking all of the actions at—making the right strategic moves, that will be driving long-term shareholder value. I can’t tell you where the stock price is going to be tomorrow, but I am confident that these actions are very consistent with building shareholder value, and will be reflected in our share price in the fullness of time.

Operator

Eighth Caller.

Eighth Caller:

Congratulations. I think this is a good deal of similar companies, similar cultures. And I think I guess I want to make a statement, I don’t think you have, but I believe that your expense save number is not only easily achievable, I think you should be able to beat it pretty nicely. So I guess I congratulate you for not overreaching and setting optimistic targets, but I guess I’m going to tell the Street that I think your number is too low. I think you’ll do better than that. And I think the estimates are going to be too low.

I guess I’m saying that you’re not, but at least I’m glad you are being realistic in giving us a number that hopefully you can under promise and over deliver on. I guess the question is from a timing perspective of closing this transaction you have announced the first quarter, I guess a lot of us would rather see you buy stock back as soon as possible. And what can you do to speed up the closing time of this transaction? Are we talking January first quarter or are we talking March first quarter, or do you have any thoughts in mind?

John Klein - People’s United Financial, Inc. - CEO

We’re clearly looking at early first quarter.

Eighth Caller:

Terrific.

John Klein - People’s United Financial, Inc. - CEO

As early in the first quarter as we can do it.

Eighth Caller:

Certainly I think what is important for the market to know as well is that you have all bought stock at $20 a share, as many as have in the deal price.

John Klein - People’s United Financial, Inc. - CEO

Yes, we have.

Eighth Caller:

I’m equally puzzled why your stock isn’t reacting better. I think this transaction is something that is not horribly dilutive to your company. I think it is nicely accretive. I think, as you said — I think you have under promised what you’ll be able to get out of it. But I think there are other transactions out there that would have been substantially more dilutive, have a lot more deal risks, and in much more out of market. I think the Street is missing it. And I guess I would encourage you to get out on the road and tell your story as well in the near future.

John Klein - People’s United Financial, Inc. - CEO

And that is something which we will be doing. Obviously, in the recent weeks that has not been an opportunity.

Operator

I would now like to turn the call back to Mr. John Klein for any closing remarks.

John Klein - People’s United Financial, Inc. - CEO

That concludes our call for this morning. We certainly want to thank you all for having listened in, and to all of you who made questions and comments. And, once again, I would like to thank Paul Perrault for also being on the call this morning. Paul and I, I think are going to be spending a fair amount of time together over the next period time. And I very much look forward to working with him and his team. So thank you all for calling in and have a good day. Bye.

Operator

Ladies and gentlemen, this concludes your presentation. You may now disconnect and have a great day.